1934 Act Registration No. 1-30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            ☐  Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:	Janet Chen, IR Director
Siliconware Precision Industries Co., Ltd.	janet@spil.com.tw
No. 45, Jieh Show Rd.	+886-3-5795678#3675
Hsinchu Science Park, Hsinchu	Mike Ma, Spokesperson
Taiwan, 30056	mikema@spil.com.tw
www.spil.com.tw	+886-4-25341525#7890

Announcement regarding Material Board Resolutions

Announcement Entity: Siliconware Precision Industries Co., Ltd.

Announcement Date: 2015/12/28

Siliconware Precision Industries Co., Ltd. (TWSE: 2325, NASDAL: SPIL) (the “Company”) convened a board meeting on December 28, 2015. A summary of major resolutions are as below:

1.	Approved proposal to temporarily delay the convention of the first Extraordinary General Meeting of 2016.

2.	The board has agreed to initiate the evaluation on the ASE’s proposal to use a share swap, with cash as consideration, to acquire 100% of SPIL shares if the two conditions are met:

(1) ASE immediately ceases its second hostile tender offer

(2) Both parties start the negotiation based on mutually agreed foundations.

3.	Approved proposal for the Company to set aside approximately NT$1.8 billion for financial asset impairment pursuant to International Accounting Standards 39.

4.	Approved proposal for disposition of shares of Unimicron Technology Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date:	December 28, 2015	By:	/s/ Ms. Eva Chen

Eva Chen

Chief Financial Officer